FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of November 2004
(November 2, 2004)

Commission File number 1-13488

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable

     Annexed hereto is a copy of the 2004 Notice of Annual General Meeting of British Sky Broadcasting Group plc (“BSkyB”) which was sent to holders of Ordinary Shares and to holders of American Depositary Receipts (“ADRs”) in connection with the Annual General Meeting of BSkyB to be held on November 12, 2004 in London, England.

     Also annexed hereto is a copy of the related Proxy Form which was sent to holders of Ordinary Shares of BSkyB and a copy of the Depositary’s Proxy Form, which The Bank of New York sent to holders of ADRs evidencing Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: November 2, 2004	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

Exhibit A

British Sky Broadcasting Group plc
Notice of Annual General Meeting 2004

sky

01 Chairman’s Letter
03 Notice of Annual General Meeting
05 Appendix 1
10 Appendix 2
11 Notes

A letter from the Chairman to the Shareholders including the Notice of Annual General Meeting to be held on Friday 12 November 2004 at 11.30am.

To be held at:

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE

This document is important and requires your immediate attention.

When considering what action you should take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Paragraph 1 of Appendix 1 to this document contains certain defined terms which are used throughout this document.

Chairman’s Letter

Dear Shareholder,

Annual General Meeting

This year’s Annual General Meeting is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 12 November 2004 at 11.30am. The Notice of Annual General Meeting which follows this letter, sets out the business to be considered at the meeting. The purpose of this letter is to explain certain elements of that business to you.

Resolutions 4 to 9 (inclusive)

Election and reappointment of Non-Executive Directors

Resolutions 4 to 6 deal with the election of Nicholas Ferguson, Andrew Higginson and Lord Rothschild and Resolutions 7 and 8 with the reappointment of Jacques Nasser and Gail Rebuck, Non-Executive Directors of the Board who are considered by the Board to be independent under the Combined Code, and Resolution 9 with the reappointment of Arthur Siskind, a Non-Executive Director. Biographies of each of these Directors can be found within the Annual Report and Accounts. These Directors make positive and effective contributions to the meetings of the Board and Committees on which they sit and demonstrate commitment to their roles.

Resolution 11

Remuneration report

It is mandatory for all listed companies to put their Report on Directors’ Remuneration to an advisory shareholder vote. As the vote is advisory it does not affect the actual remuneration paid to any individual Director.

Resolution 12

Political donations

Resolution 12 is designed to deal with the rules on political donations introduced by the Political Parties, Elections and Referendums Act 2000. Under the rules, donations to any EU political organisations or the incurring of EU political expenditure are prohibited unless authorised by shareholders in advance.

What constitutes a donation, an EU political organisation, or EU political expenditure is not easy to decide, as the legislation is capable of wide interpretation. Therefore, notwithstanding that we have no intention either now or in the future to make any donation or to incur any political expenditure in respect of any political party in the EU, the Board has decided to put forward this Resolution to renew the authority granted by shareholders at the Annual General Meeting of the Company held on 14 November 2003, in order to ensure that the Company does not inadvertently fall foul of the prohibition on unauthorised donations.

The Board has decided that it is reasonable to maintain the aggregate cap of £200,000 on the amount authorised.

Resolution 13

Allotment of share capital

At the Annual General Meeting of the Company held on 14 November 2003, the Directors were given authority to allot Ordinary Shares up to a maximum nominal amount of £319,000,000 representing approximately 33% of the Company’s then nominal issued Ordinary Share capital. This authority expires at the end of the Annual General Meeting on 12 November 2004. Your Board considers it appropriate that a further similar authority be granted to allot Ordinary Shares up to a maximum nominal amount of £320,000,000 (representing approximately 33% of the Company’s nominal issued Ordinary Share capital as at 1 October 2004 being the latest practical date prior to publication of this circular) in the period up to the conclusion of the Annual General Meeting in 2005.

The Directors have no present intention of exercising this authority except in relation to the grant of share options.

Resolution 14

Disapplication of statutory pre-emption rights

This Resolution will empower the Directors to allot Ordinary Shares for cash on a non-pre-emptive basis up to a maximum nominal value of £48,500,000, representing approximately 5% of the nominal issued Ordinary Share capital of the Company as at 1 October 2004 (being the latest practical date prior to publication of this circular).

Resolution 15

Authority to purchase Ordinary Shares

This Resolution would allow the Company to buy back up to 97,000,000 Ordinary Shares in the market, which is approximately 5% of the issued Ordinary Share capital at 1 October 2004 (the latest practical date prior to publication of this circular). As at such date the Company had options to subscribe for equity shares outstanding in respect of 66,855,559 Ordinary Shares. This figure represents 3.4% of the issued Ordinary Share capital at that date and would represent 3.6% of the issued Ordinary Share capital if the full authority to purchase Ordinary Shares was used.

The Resolution sets out the lowest and highest prices that the Company can pay for the Ordinary Shares. The authority would expire on the date which is 12 months from the date of the passing of the Resolution. Any buy back would be by market purchases though the London Stock Exchange. Any Ordinary Shares so purchased would be cancelled. The effect of cancelling Ordinary Shares would be to reduce the number of Ordinary Shares in issue.

If the Resolution is approved, the Board currently expects to utilise a proportion of the share repurchase authority during the remainder of the current financial year, subject to market conditions.

No purchase of Ordinary Shares will be made unless it is expected that the effect will be to increase earnings per share and the Board considers it to be in the best interests of all shareholders. The Directors would only authorise such purchases after careful consideration, taking account of other investment opportunities, appropriate gearing levels, the effect on earnings per share and the overall financial position of the Group.

Resolution 16

Waiver Resolution and further information

Under Rule 9 of the City Code any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the company by the person required to make the offer or any person acting in concert with him.

The current holding of News UK Nominees Limited is 686,021,700 Ordinary Shares, representing 35.33% of the voting rights in the Company. News UK Nominees Limited is a subsidiary of The News Corporation Limited.

If the Company were to repurchase Ordinary Shares under the authority to be granted by Resolution 15 and at the time the voting rights attributable to the aggregate holding of News UK Nominees Limited continued to exceed 30% of the voting rights of the Company, or if in the meantime its holding has fallen below this level and, as a result, increased to 30% or more of such voting rights, an obligation under Rule 9 of the City Code would arise for News UK Nominees Limited to make a cash offer for the issued Ordinary Shares of the Company which it does not already own.

The Panel has agreed to waive the compulsory bid obligation of News UK Nominees Limited (and any persons acting in concert with it) arising in respect of a repurchase by the Company of its Ordinary Shares subject to Resolution 16 being approved by the Independent Shareholders voting on a poll at the Annual General Meeting.

The waiver in Resolution 16, which is valid only for so long as the authority granted pursuant to Resolution 15 remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited (and any persons acting in concert with it) resulting from market purchases by the Company of its own Ordinary Shares and not in respect of other increases in its holding.

Chairman’s Letter

continued

If the authority to be granted by Resolution 15 were exercised in full, and assuming no disposals of Ordinary Shares by News UK Nominees Limited and no issues of Ordinary Shares by the Company in the meantime, the holdings of News UK Nominees Limited and the percentage of the voting rights in the Company attributable to such holdings would be 37.19%. None of the persons acting in concert with News UK Nominees Limited currently holds any Ordinary Shares.

Resolution 17

Executive Share Option Scheme

In November 1994 shareholders adopted the Inland Revenue Approved Executive Share Option Scheme and in May 1995 as an appendix thereto the Unapproved Executive Share Option Scheme (collectively “the Executive Share Option Scheme”). The Executive Share Option Scheme was adopted to encourage executives to align their interests with those of the Company. These schemes have a life span of ten years and no further option grants may be made under the Executive Share Option Scheme from 23 November 2004.

The Directors consider that, in an increasingly competitive marketplace, share incentives are necessary to achieve the Company’s objectives of recruiting and retaining individuals who will be influential in the future success of the Company. The Directors have therefore decided, subject to shareholders’ approval, to renew the Executive Share Option Scheme for a further ten years. A summary of certain changes to the Executive Share Option Scheme rules requiring shareholders’ approval are attached in Appendix 2.

Resolution 18

Sharesave Scheme

The current Sharesave Scheme was adopted by shareholders on 23 November 1994. It has a ten year life-span and no further options may be offered under it after 23 November 2004. The Sharesave Scheme is an all employee savings-related share option scheme approved by the Inland Revenue under the Income Tax (Earnings and Pensions) Act 2003. It was originally introduced at flotation in 1994 and is due to expire shortly following the Annual General Meeting.

The Directors consider that the Sharesave Scheme provides an attractive opportunity for employees to acquire relatively modest amounts of Ordinary Shares with the benefit of tax relief and wishes to renew the Sharesave Scheme for a further period of 10 years. A Resolution for the renewal of the Sharesave Scheme is set out as Resolution 18 in the Notice of Annual General Meeting.

The Resolution includes a power to establish further schemes for overseas employees based on the Sharesave Scheme but modified to take account of local tax and securities laws and so that any shares allocated under the further schemes count against the limits in the Sharesave Scheme.

Action to be taken

A Form of Proxy for use by shareholders in connection with the Annual General Meeting is enclosed. Electronic Proxy Appointment (“EPA”) is being made available by the Company for the first time at this year’s Annual General Meeting. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by LIoyds TSB Registrars at www.sharevote.co.uk.

CREST members may use the CREST electronic proxy appointment service to submit their proxy appointment in respect of the Annual General Meeting. Further information regarding the appointment of proxies and voting can be found on page 11 of this document.

Recommendations

Your Directors believe that the adoption of Resolutions 1 to 15 (inclusive), 17 and 18 is in the best interests of the Company and its shareholders as a whole and recommend that you vote in favour of such Resolutions. In respect of Resolution 16, the Board believes that it may be appropriate in the future for the Company to repurchase Ordinary Shares. However, the Board would not be prepared to authorise a repurchase of the Company’s Ordinary Shares in circumstances which would lead to a general offer for the Ordinary Shares being required to be made by News UK Nominees Limited. Accordingly your Directors (other than Rupert Murdoch, Chase Carey, David DeVoe, James Murdoch and Arthur Siskind, who are affiliated with, or otherwise interested in, The News Corporation Limited, which is interested in the Ordinary Shares held by News UK Nominees Limited, and have therefore abstained from such considerations), who have been so advised by Credit Suisse First Boston, believe that the proposed waiver of the Rule 9 obligations is in the best interests of shareholders as a whole. In providing advice to the Non-News affiliated Directors, Credit Suisse First Boston has taken into account the commercial assessments of the Non-News affiliated Directors. The Non-News affiliated Directors therefore unanimously recommend that you vote in favour of Resolution 16, as they intend to do in respect of their own beneficial holdings of 130,486 Ordinary Shares in aggregate, representing approximately 0.0067% of the Ordinary Shares currently in issue.

Yours sincerely,

KR Murdoch
Chairman

Notice of Annual General Meeting

British Sky Broadcasting Group plc

Notice is hereby given under the authority of the Board that the Annual General Meeting of British Sky Broadcasting Group plc (“the Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 12 November 2004 at 11.30am to transact the following business:

01	To receive and adopt the financial statements for the year ended 30 June 2004, together with the report of the Directors and auditors thereon.

02	To declare a final dividend.

03	To elect Jeremy Darroch as a Director.

04	To elect Nicholas Ferguson as a Director.

05	To elect Andrew Higginson as a Director.

06	To elect Lord Rothschild as a Director.

07	To reappoint Jacques Nasser as a Director.

08	To reappoint Gail Rebuck as a Director.

09	To reappoint Arthur Siskind as a Director.

10	To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration.

11	To receive the Report on Directors’ Remuneration for the year ended 30 June 2004.

To consider and, if thought fit, to pass the following Resolutions:

12	Ordinary Resolution: that,

in accordance with Section 347C of the Companies Act 1985 as amended (the “Act”) the Company is authorised:

(a)	to make donations to EU political organisations, as defined in Section 347A of the Act, not exceeding £100,000 in total; and

(b)	to incur EU political expenditure, as defined in Section 347A of the Act, not exceeding £100,000 in total,

during the period beginning with the date of the passing of this Resolution and ending on 31 December 2005 or, if sooner, the conclusion of the Annual General Meeting of the Company to be held in 2005 provided that the authorised sum referred to in paragraphs (a) and (b) above may be comprised of one or more amounts in different currencies which, for the purposes of calculating the said sum, shall be converted into pounds sterling at the exchange rate published in the London edition of the Financial Times on the day on which the relevant donation is made or expenditure incurred (or the first business day thereafter) or, if earlier, on the day in which the Company enters into any contract or undertaking in relation to the same.

13	Ordinary Resolution: that,

(a)	the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 as amended (the “Act”) to exercise for the period ending on the date of the next Annual General Meeting all the powers of the Company to allot relevant securities up to a maximum nominal amount of £320,000,000 (being approximately 33% of the nominal issued Ordinary Share capital);

(b)	by such authority the Directors may during such period make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors shall be entitled to allot relevant securities pursuant to such offer or agreement as if this authority had not expired and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked; and

(c)	for the purposes of this Resolution, words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

14	Special Resolution: that,

(a)	subject to the passing of the Resolution numbered 13 contained in the Notice of Annual General Meeting of which this Resolution forms part, the Directors, pursuant to Section 95 of the Companies Act 1985 as amended (the “Act”), be empowered to allot equity securities, within the meaning of Section 94 of the Act, for cash pursuant to and during the period of the authority conferred by Resolution 13, as if Section 89(1) of the Act did not apply to any such allotment,

(i)	in connection with a rights issue; and

(ii)	up to an aggregate nominal amount of £48,500,000 (being approximately 5% of the nominal issued Ordinary Share capital);

(b)	by such power the Directors may during such period make offers or agreements which would or might require equity securities to be allotted after the expiry of such period; and

(c)	for the purposes of this Resolution:

(i)	“rights issue” means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised body or any stock exchange in, any territory); and

(ii)	words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

15	Special Resolution: that,

the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares, provided that:

(a)	the maximum number of Ordinary Shares, authorised to be purchased is 97,000,000;

(b)	the minimum price that may be paid for an Ordinary Share is 50 pence (equivalent to the nominal value of each share);

(c)	the maximum price that may be so paid shall be an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and

(d)	the authority conferred by this Resolution shall, unless previously renewed, revoked or varied, expire on the date which is 12 months from the date of this Resolution but not so as to prejudice the completion of any purchase contracted before that date.

Notice of Annual General Meeting

continued

16	Ordinary Resolution: that,

the arrangements described in the Circular to shareholders of the Company dated 1 October 2004 relating to the authority to be given to the Company to make market purchases of Ordinary Shares of 50 pence each in its capital, be and are hereby approved for the purposes of the dispensation provisions under Rule 9 of the City Code on Takeovers and Mergers in relation to News UK Nominees Limited (and any persons acting in concert with it).

17	Ordinary Resolution: that,

the Directors be hereby authorised to extend the British Sky Broadcasting Group Executive Share Option Scheme (“Executive Share Option Scheme”) for a further period of 10 years from the date of this Resolution including making the alterations referred to in Appendix 2 to the Notice of Annual General Meeting dated 1 October 2004; the Directors be and are hereby authorised to establish any further schemes for overseas employees similar to the Executive Share Option Scheme but modified to take account of local tax and securities laws but so that all shares allocated count against the limits set out in the Executive Share Option Scheme.

18	Ordinary Resolution: that,

the Directors be hereby authorised to extend the British Sky Broadcasting Group Sharesave Scheme (“Sharesave Scheme”) for a further period of 10 years from the date of this Resolution; the Directors be and are hereby authorised to establish any further schemes for overseas employees similar to the Sharesave Scheme but modified to take account of local tax and securities laws and so that all shares allocated count against the limits set out in the Sharesave Scheme.

        By Order of the Board,

        Dave Gormley
        Company Secretary
        Registered Number: 2247735
        Registered Office:
        Grant Way
        Isleworth
        Middlesex TW7 5QD
        1 October 2004

        Notes regarding the appointment of a proxy and voting can be found on page 11 of this document.

Appendix 1 ADDITIONAL INFORMATION

1. Definitions

“Authority to Make Market Purchases” means the authority to be granted to the Company by Ordinary Shareholders to make market purchases of Ordinary Shares in the terms of Resolution 15 as set out in the Notice of Annual General Meeting on page 3 of this document;

“City Code” means the City Code on Takeovers and Mergers;

“Company” means British Sky Broadcasting Group plc;

“Directors” or “the Board” means the Directors of the Company whose names are set out in paragraph 3 of this appendix;

“Group” means the Company and its subsidiaries;

“Independent Shareholders” means shareholders of the Company other than News UK Nominees Limited;

“Non-News affiliated Directors” means all the Executive and Non-Executive Directors other than Rupert Murdoch, James Murdoch, Chase Carey, David DeVoe and Arthur Siskind;

“Ordinary Shares” means Ordinary Shares of 50 pence each in the capital of the Company;

“Panel” means the Panel on Takeovers and Mergers;

“Credit Suisse First Boston” means Credit Suisse First Boston (Europe) Limited.

For the purposes of this document, persons deemed to be acting in concert with News UK Nominees Limited are those companies forming part of the group of companies of which The News Corporation Limited is the holding company, the Directors of The News Corporation Limited, and those Directors of the Company who are affiliated with, or otherwise interested in, The News Corporation Limited.

2. Responsibility

2.1 The Directors take responsibility for the information contained in this document other than the recommendation and associated opinion attributed to the Non-News affiliated Directors set out in the paragraph headed Recommendations in the Chairman’s Letter of this document, the information relating to Credit Suisse First Boston contained in that paragraph and the information for which responsibility is being taken under paragraph 2.3. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.2 The Non-News affiliated Directors take responsibility for the recommendation and associated opinion attributed to them in the paragraph headed Recommendations in the Chairman’s Letter of this document. To the best of the knowledge and belief of the Non-News affiliated Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.3 The Directors (other than the Non-News affiliated Directors and James Murdoch) take responsibility for the information contained in this document in paragraphs 4.2, 4.3, 4.4 and 4.5. To the best of the knowledge and belief of such Directors (who have taken all reasonable care to ensure that such is the case), the information in this document for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

3. The Directors

3.1 The names of the Directors and the positions they hold are as follows:
Rupert Murdoch (Non-Executive Director & Chairman)
Lord Rothschild (Senior Independent Non-Executive Director & Deputy Chairman)
James Murdoch (Executive Director & Chief Executive Officer)
Jeremy Darroch (Executive Director & Chief Financial Officer)
Chase Carey (Non-Executive Director)
David DeVoe (Non-Executive Director)
David Evans (Independent Non-Executive Director)
Nicholas Ferguson (Independent Non-Executive Director)
Andrew Higginson (Independent Non-Executive Director)
Allan Leighton (Independent Non-Executive Director)
Jacques Nasser (Independent Non-Executive Director)
Gail Rebuck (Independent Non-Executive Director)
Arthur Siskind (Non-Executive Director)
Lord St John of Fawsley (Non-Executive Director)
Lord Wilson of Dinton (Independent Non-Executive Director)

3.2 Of the above Directors, Rupert Murdoch, Chase Carey, David DeVoe and Arthur Siskind are Executive Directors of, and therefore affiliated with, The News Corporation Limited. James Murdoch who is the son of Rupert Murdoch and is interested in the share capital of The News Corporation Limited, as further described (along with the interests in The News Corporation Limited of Rupert Murdoch and Arthur Siskind) in paragraph 4.2 below.

4. Interests and dealings in shares of the Company

4.1 Directors

4.1.1 At the close of business on 1 October 2004 (being the latest practicable date prior to the publication of this document) the interests of the Directors and their families and the interests of the persons connected with them (within the meaning of Section 346 of the Companies Act 1985 as amended (the “Act”)) in the issued Ordinary Share capital of the Company were as follows:

	Number of	Number of	Percentage
	Ordinary	Ordinary	of issued
	Shares	Shares	share
Director	Beneficial	Non-Beneficial	capital
David Evans	*16,000	—	0.0008
Nicholas Ferguson	10,000	—	0.0005
Lord Rothschild	100,000	22,000	0.0063
Lord St John of Fawsley	4,000	—	0.0002
Lord Wilson of Dinton	486	—	0.00003

*	Held in the form of 4,000 ADRs, 1 ADR is equivalent to 4 Ordinary Shares.

In addition to the above interests, the Executive Directors are deemed to be interested in 4,268,400 Ordinary Shares currently held by the trustees of the BSkyB Employee Share Ownership Plan.

Appendix 1 ADDITIONAL INFORMATION
continued

4.1.2 At the close of business on 1 October 2004 (being the latest practicable date prior to the publication of this document) the outstanding options over Ordinary Shares in which the Directors were interested were as follows:

	Number of
	Ordinary	Exercise	Exercise
Name	Shares	Price	Period
James Murdoch*	450,000	Nil-priced option	11.08.07 — 10.08.14
Jeremy Darroch*	250,000	Nil-priced option	11.08.07 — 10.08.14
Jeremy Darroch**	4,281	386p	01.02.10 — 01.08.10

* The awards, which have been granted under the Company’s Long Term Incentive Plan (“LTIP”), will vest in full in August 2007 provided that certain performance criteria are satisfied. In respect of the award to James Murdoch, prior to any event which would otherwise lead to a vesting of the Ordinary Shares awarded under the LTIP, the Company may elect instead to pay in cash an amount equal to the then market value of such Ordinary Shares and upon such payment the right to the vesting of such Ordinary Shares shall lapse.

** Option granted under the Company’s Sharesave Scheme

4.1.3 The maximum percentage shareholdings of each of the Directors in the event that the Board exercises the proposed authority to buy back Ordinary Shares for cancellation in its entirety (assuming no disposals by them, no issue of Ordinary Shares by the Company and no exercise of other options by other option holders) will be:

		Percentage
	Number of	Shareholding
	Ordinary	assuming
Name of Director	Shares	full share buy-back
David Evans	*16,000	0.0009
Nicholas Ferguson	10,000	0.0005
Lord Rothschild	122,000	0.0066
Lord St John of Fawsley	4,000	0.0002
Lord Wilson of Dinton	486	0.00003

* Held in the form of 4,000 ADRs, 1 ADR is equivalent to 4 Ordinary Shares.

4.1.4 During the period of 12 months preceding the date of this document, there have been the following dealings for value in relevant securities by the Directors:

				Number of
Name	Date	Description	Price	Shares
David Evans*	17.11.03	Purchase of ADRs	US$46.35 per ADR US$46.43 per ADR US$46.45 per ADR	400 3,200 4,400
Martin Stewart**	07.01.04	Sale	£7.325 per share	2,096
Lord Rothschild	01.09.03	Purchase	£6.7747 per share	37,000
Lord St John of Fawsley	06.08.04	Purchase	£4.91 per share	2,000
David Evans*	06.08.04 10.08.04	Purchase of ADRs	US$36.104 per ADR US$34.95 per ADR US$34.86 per ADR	4,000 3,600 400
Nicholas Ferguson	11.08.04	Purchase	£4.735 per share	10,000

* Held in the form of 4,000 ADRs representing 16,000 Ordinary Shares, 1 ADR is equivalent to 4 Ordinary Shares.

** Martin Stewart resigned as a Director of the Company on 4 August 2004.

4.1.5 During the period of 12 months preceding the date of this document, none of the Directors have sold a proportion of the Ordinary Shares issued to them as a result of exercising any options over Ordinary Shares.

4.2 The News Corporation Limited

4.2.1 The News Corporation Limited (“News Corporation”) is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin. It is incorporated in Australia and its ordinary and preferred limited voting ordinary shares are listed on the Australian Stock Exchange. As at 1 October 2004 it had a market capitalisation of approximately A$ 65.1 billion.

For the year ended 30 June 2004 News Corporation reported turnover of A$ 29.4 billion (2003: A$ 29.9 billion) and profit from ordinary activities before income tax of A$ 3.9 billion (2003: A$ 3.0 billion). Total Shareholders’ Equity as at 30 June 2004 was A$ 45.5 billion (2003: A$ 38.7 billion).

Since 30 June 2004 the current trading of News Corporation has been in line with its expectations. Accordingly News Corporation is confident about its prospects for the remainder of the current financial year.

4.2.2 The Directors of News Corporation are:
Rupert Murdoch
Peter Barnes
Geoffrey C. Bible
Chase Carey
Peter Chernin
Kenneth E. Cowley
David DeVoe
Viet Dinh
Rod Eddington
Andrew S.B. Knight
Lachlan Murdoch
Thomas J. Perkins
Stanley S. Shuman
Arthur Siskind
John L. Thornton

4.2.3 At the close of business on 1 October 2004 (being the latest practical date prior to the publication of this document) the interests of the Directors of the Company in the issued share capital of News Corporation were as follows:

			Percentage
	Number of Ordinary	Number of Ordinary	of issued
Director	Shares Beneficial	Shares Non-Beneficial	share capital
James Murdoch*	3,287	0	0.0002
Rupert Murdoch*	31,994	0	0.0015
Arthur Siskind	21,868	0	0.0013

		Number of
	Number of	Preferred
	Preferred	Limited Voting	Percentage
	Limited Voting	Ordinary Shares	of issued
Director	Ordinary Shares	Non-Beneficial	share capital
James Murdoch*	1,756	0	0.00004
Rupert Murdoch*	8,653	0	0.00022
Arthur Siskind	50,132	0	0.00130

* 29.86% of the ordinary shares of News Corporation are owned by (i) Rupert Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by various corporations and trusts, the beneficiaries of which include Rupert Murdoch, members of his family, including James Murdoch, and certain charities, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

Appendix 1 ADDITIONAL INFORMATION
continued

4.2.4 During the period of 12 months preceding the date of this document, there have been the following dealings for value in the relevant securities of News Corporation by the Directors of the Company:

				Number of
Name	Date	Description	Price	Shares
Rupert Murdoch*	15.10.03	Dividend Reinvestment Plan	A$11.72	33
Rupert Murdoch*	30.04.04	Dividend Reinvestment Plan	A$10.42	37

* Corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons acquired, under the dividend reinvestment plan, 429,578 shares at A$11.72 per share in October 2003 and 483,791 shares at A$10.42 per share in April 2004.

4.2.5 At the close of business on 30 September 2004 (being the latest practical date prior to the publication of this document) the outstanding options over the ordinary and preferred shares in the share capital of News Corporation in which the Directors of the Company have an interest are as follows:

Number of
Preferred
	Limited Voting	Exercise	Exercise
Name of Director	Ordinary Shares	Price	Period
Chase Carey*	12,000 22,000 360,000 480,000 120,000	A$7.7300 A$11.0000 A$10.4600 A$9.3500 A$4.7900	09.10.03—09.10.12 15.11.00—15.11.09 06.09.00—06.09.09 07.09.99—07.09.08 19.08.98—19.08.07
David DeVoe	480,000 260,000 240,000 1,000,000 1,000,000 300,000 300,000 90,000	A$8.0200 A$14.0300 A$18.1500 A$17.7500 A$11.0000 A$10.4600 A$9.3500 A$4.7900	13.08.03—13.08.12 30.08.02—30.08.11 01.08.01—01.08.10 01.05.01—01.05.10 15.11.00—15.11.09 06.09.00—06.09.09 07.09.99—07.09.08 19.08.98—19.08.07
James Murdoch	220,000 160,000 500,000 63,600 75,000 43,752	A$8.0200 A$14.0300 A$18.1500 A$10.4600 A$8.0800 A$4.7900	13.08.03—13.08.12 30.08.02—30.08.11 01.08.01—01.08.10 06.09.00—06.09.09 12.10.99—12.10.08 19.08.98—19.08.07
Rupert Murdoch	24,000,000	A$22.0000	15.11.00—15.11.09
Arthur Siskind	480,000 260,000 240,000 1,000,000 1,000,000 300,000 400,000	A$8.0200 A$14.0300 A$18.1500 A$17.7500 A$11.0000 A$10.4600 A$9.3500	13.08.03—13.08.12 30.08.02—30.08.11 01.08.01—01.08.10 01.05.01—01.05.10 15.11.00—15.11.10 06.09.00—06.09.09 07.09.99—07.09.08

* Chase Carey has an agreement with News Corporation that he will exercise all of his outstanding options by 31 December 2004.

All options awarded by News Corporation to the Directors vest as to 25% on each anniversary date of the grant until fully vested. These options then become exercisable as they vest.

4.2.6 During the period of 12 months preceding the date of this document the following Directors have sold shares in News Corporation as a result of the exercise of options:

					Number of
Name	Date	Type of Shares	Price on Sale		ADSs*
Chase Carey	6 May 2004	Preferred	US$	34.6985	66,900
Chase Carey	7 May 2004	Preferred	US$	34.0059	177,600
Chase Carey	13 May 2004	Preferred	US$	32.9248	100,000
Chase Carey	18 May 2004	Preferred	US$	32.8201	50,000
Chase Carey	16 August 2004	Preferred	US$	30.3167	115,000
Chase Carey	18 August 2004	Preferred	US$	30.2031	75,000
Chase Carey	19 August 2004	Preferred	US$	30.0041	60,000
Chase Carey	23 August 2004	Preferred	US$	30.6299	20,000
Chase Carey	24 August 2004	Preferred	US$	30.2965	40,000

* These shares were sold in the form of ADSs, 1 ADS represents 4 preferred shares.

4.3.1 At the close of business on 30 September 2004 (being the latest practical date prior to the publication of this document) none of the Directors of News Corporation had any interest in the issued Ordinary Share capital of the Company, nor during the period of 12 months preceding the date of this document have they had any dealings in the relevant securities of the Company.

4.3.2 Neither News UK Nominees Limited nor any person deemed to be acting in concert with it has had any dealings in the relevant securities of the Company in the 12 months preceding the date of this document.

4.4 News Corporation Proposed Reorganization

News Corporation has proposed to its shareholders a reorganisation transaction that would change the place of incorporation of News Corporation to the United States. In connection with this reorganisation, News Corporation would acquire from Murdoch family interests certain companies holding the approximately 58% of Queensland Press Pty Ltd not already owned by News Corporation. This transaction is subject to shareholder and court approval and, if approved, is expected to be completed in November 2004. As a result of the proposed transaction, the Murdoch family interests will own approximately 29.47% of the voting shares of News Corporation, which is slightly less than the 29.86% of the voting shares of News Corporation that the Murdoch family interests currently control.

4.5 News UK Nominees Limited

4.5.1 The address of the registered office of News UK Nominees Limited is 1 Virginia Street, London E98 1XY.

4.5.2 There is no agreement, arrangement or understanding between News UK Nominees Limited or any person deemed to be acting in concert with it and any of the Directors, recent Directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the matters provided for in Resolutions 15 and 16 as set out in the Notice of Annual General Meeting on page 3 of this document.

Appendix 1 ADDITIONAL INFORMATION
continued

4.6 At the close of business on 29 September 2004 (being the latest practicable date prior to the publication of this document) the interests (all of which are beneficial unless otherwise stated) of advisers of the Company in relevant securities of the Company were as follows:

Number of
Party	Ordinary Shares
Credit Suisse Trust Limited (Guernsey)	52,412
Credit Suisse Private Banking	101,866
Credit Suisse UK Ltd	16,633
JO Hambro Investment Management Limited	1,836,127
Credit Suisse Italy	94,000
Credit Suisse Asset Management (Germany)	258,645
Bank Leu	1,952
Credit Suisse Asset Management (Milan)	554,800
Credit Suisse Asset Management (London)	5,474,696
Credit Suisse Asset Management (Zurich)	280,085
Credit Suisse First Boston International	802,605
Credit Suisse Private Banking (Gibraltar)	2,700
Clariden Bank	149,954
Credit Suisse Asset Management France	58,000
Credit Suisse Fides (Zurich)	4,000
Credit Suisse Luxembourg	1,000
Credit Suisse (Guernsey)	15,382

4.7 General

4.7.1 Save as disclosed above in this paragraph 4:

(a)	no Director, nor any person acting in concert with a Director, is interested in any relevant securities;

(b)	no Director, nor any person acting in concert with a Director, has dealt for value in relevant securities during the period of 12 months preceding the date of this document;

(c)	the Company does not have any arrangements with any other person in relation to relevant securities and there are no undertakings from any persons to vote in favour of Resolution 16 as set out in the Notice of Annual General Meeting on page 3 of this document;

(d)	neither:

(1)	any subsidiary of the Company, nor any pension fund of the Company, nor any of its subsidiaries, nor any bank or other financial or professional advisor of the Company (including stockbrokers but excluding exempt market-makers), including any person controlling, controlled by or under the same control as any such bank or financial or other professional advisor; nor

(2)	any discretionary fund manager (other than an exempt fund manager) connected with the Company;

owns or controls any relevant securities or has dealt for value in any such securities in the 12 months preceding the date of this document; and

(e)	the Company does not hold any shares or other securities in News UK Nominees Limited or any person deemed to be acting in concert with it, and has not dealt for value in any such shares or securities during the period of 12 months preceding the date of this document.

4.8 In this paragraph 4 references to:

4.8.1 “bank” do not apply to a bank whose sole relationship with the Company is the provision of normal commercial banking services;

4.8.2 “control” means holdings, or aggregate holdings, of shares carrying 30% or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether or not the holding(s) give de facto control; and

4.8.3 “relevant securities” mean Ordinary Shares and securities convertible into, rights to subscribe for, derivatives referenced to and options (including traded options) in respect of, Ordinary Shares.

5. Directors’ service contracts

5.1 The Executive Directors of the Company have service contracts in respect of their employment as follows:

James Murdoch

James Murdoch has a service agreement with the Company that was deemed to commence on 27 November 2003 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. James Murdoch’s remuneration consists of a base salary of £750,000 per annum.

James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the Remuneration Committee for each financial year during the continuance of his service agreement with the Company, including earnings growth, subscriber growth, magnitude of free cash flow and such other criteria which may be agreed with James Murdoch. The amount of bonus paid in respect of the financial year ending 30 June 2005 will be £1 million, if the performance targets for the year are met, up to a maximum of £1.5 million, where performance targets have been exceeded, and such appropriate lesser amount if, and to the extent, such targets are not met. The amount of bonus capable of being earned by James Murdoch in each subsequent financial year shall not be less than that capable of being earned in the financial year ending 30 June 2005, and shall similarly be calibrated against the budget adopted by the Company following the annual planning process. For the year ended 30 June 2004, James Murdoch was awarded a discretionary bonus of £850,000 which reflects, among other matters, the fact that James Murdoch had not been employed by the Company as Chief Executive Officer throughout the whole of the financial year.

James Murdoch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He is also entitled to participate in the Company’s LTIP and was awarded 450,000 Ordinary Shares under the LTIP on 11 August 2004 at a nil cost per Ordinary Share. This award will vest in full in August 2007 provided that certain performance criteria are satisfied. Prior to any event which would otherwise lead to a vesting of the Ordinary Shares under this award, the Company may elect instead to pay in cash an amount equal to the then market value of such Ordinary Shares and upon such payment the right to the vesting of such Ordinary Shares shall lapse.

James Murdoch also receives a relocation allowance (“Expense Allowance”) of £200,000 per annum up until 27 November 2006. This Expense Allowance covers all the expenses incurred by James Murdoch in respect of temporary accommodation following his move to the United Kingdom (‘UK’), all expenses in relocating to the UK including any fees incurred in connection with obtaining any visa or work permit required by James Murdoch or his family, cost of rental and maintenance for home telephones and faxes, all professional fees incurred in connection with obtaining appropriate tax advice, costs in respect of non-business related international flights by James Murdoch and his family, and all school or education fees in respect of his children.

James Murdoch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of six months.

On termination of the agreement, James Murdoch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination, plus his Expense Allowance equal to the value received over the previous twelve months, except that the Expense Allowance would be reduced to the extent that it would have ceased to be payable in the following twelve months. James Murdoch will also be entitled to a pro-rata bonus up to the date of termination.

Appendix 1 ADDITIONAL INFORMATION
continued

Jeremy Darroch

Jeremy Darroch has a service agreement with the Company that was deemed to commence on 16 August 2004 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. Jeremy Darroch’s remuneration consists of a base salary of £500,000 per annum and an annual discretionary bonus to be agreed by the Remuneration Committee. He is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He is also entitled to participate in the Company’s LTIP and was awarded 250,000 Ordinary Shares under the LTIP on 16 August 2004 at a nil cost per Ordinary Share. This award will vest in full in August 2007 provided that certain performance criteria are satisfied.

Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

On termination of the agreement, Jeremy Darroch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination.

5.2 Save as described in paragraph 5.1, there have been no new Directors’ service agreements or amendments to existing Directors’ service agreements within the period of six months preceding the date of this document.

6. Material changes

6.1 There has been no material change in the financial or trading position of the Company subsequent to the publication of the last audited financial statements of the Company for the year ended 30 June 2004.

6.2 The attention of the Shareholders is drawn to the financial information in the financial statements for the year ended 30 June 2004 which accompany this document.

7. Middle market quotations

7.1 The following table sets out the middle market quotations for an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange plc, for the first business day of each of the six months immediately preceding the date of this document and for 1 October 2004 (being the latest practicable date prior to the publication of this document):

Date
1 April 2004	671
1 May 2004	666
1 June 2004	600.5
1 July 2004	618
1 August 2004	604
1 September 2004	485
1 October 2004	484

8. Material contracts

8.1 On 20 March 2003 the Company and its subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited, entered into a Revolving Credit Facility with Barclays Capital, Deutsche Bank AG London and Salomon Brothers International Limited (as mandated lead arrangers), certain financial institutions listed therein (as original lenders), and Barclays Bank plc (as agent) (the “Agreement”). Under the terms of the Agreement, the lenders agreed to make available to the Company a revolving credit facility of up to £600 million (the “Facility”) for general corporate purposes and to finance the working capital or capital expenditure requirements of the Group. The Facility has a maturity date of 20 March 2008. The Agreement contains financial and other covenants on the part of the Group. The Company’s obligations under the Agreement have been guaranteed by British Sky Broadcasting Limited and Sky Subscribers Services Limited.

8.2 Save for the above Agreement, during the period of two years preceding the date of this document, the Company and its subsidiaries have not entered into any material contracts otherwise than in the ordinary course of business.

9. General

9.1 Credit Suisse First Boston has given and has not withdrawn its written consent to the inclusion in this document of the references to its name and its advice to the Non-News affiliated Directors in the form and context in which they are included. Credit Suisse First Boston, which is regulated by the Financial Services Authority, is acting only for the Non-News affiliated Directors and no-one else in connection with the recommendation of the Non-News affiliated Directors in relation to Resolution 16 and will not regard any other person as its client or be responsible to anyone other than to the Non-News affiliated Directors for providing the protections afforded to clients of Credit Suisse First Boston, nor for giving advice in relation to this or any other matter referred to in this document.

9.2 No agreement, arrangement or understanding (including any compensation arrangements) exists between the Directors, recent Directors, shareholders or recent shareholders in the Company having any connection with or dependence upon the proposals set out in this document.

9.3 No agreement, arrangement or understanding exists whereby beneficial ownership of any Ordinary Shares acquired by the Company pursuant to the Authority to Make Market Purchases will be transferred to any other person. All Ordinary Shares acquired by the Company will, in accordance with the Act, be cancelled and the issued Ordinary Share capital of the Company will be reduced by the nominal amount of the Ordinary Shares so purchased.

9.4 The Directors’ intentions regarding the continuance of the Company’s business and its intentions regarding the continued employment of its employees and those of its subsidiaries will not be altered on completion of any proposed purchase by the Company of its Ordinary Shares.

10. Documents available for inspection

10.1 Copies of the following documents will be made available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of posting of this document at the registered office of the Company, and at the offices of Herbert Smith at Exchange House, Primrose Street, London EC2A 2HS, up to, and including, the date of the Annual General Meeting, and also from 15 minutes prior to the meeting and during the meeting:

10.1.1 the Memorandum and Articles of Association of the Company;

10.1.2 the audited consolidated accounts of the Company for the years ended 30 June 2003 and 30 June 2004;

10.1.3 copies of Directors’ service contracts with the Company;

10.1.4 copy of the revolving credit facility referred to in paragraph 8.1 above;

10.1.5 the written consent from Credit Suisse First Boston referred to in paragraph 9.1 above;

10.1.6 a copy of the rules of the Executive Share Option Scheme showing proposed changes to be made by the Directors in accordance with Resolution 17, set out in the notice of meeting; and

10.1.7 a copy of the rules of the Sharesave Scheme showing proposed changes to be made by the Directors in accordance with Resolution 18, set out in the notice of meeting.

Appendix 2 ADDITIONAL INFORMATION

Resolution 17

Renewal of the Executive Share Option Scheme

The Company operates a Long Term Incentive Plan (“LTIP”) and an additional Equity Bonus Plan (“EBP”) for Directors and Senior Executives. For other executives who do not participate in either the LTIP or EBP, annual awards linked to salary are made under the Executive Share Option Scheme (“ESOS”) to employees at the recommendation of their department heads. The ESOS is in two parts: one of the parts is approved by the Inland Revenue under the Income Tax (Earnings and Pensions) Act 2003 and allows for the grant of approved options over £30,000 in total from time to time. Awards in excess of this limit are normally granted under the unapproved part.

The ESOS was established following flotation in 1994 and is due to expire shortly following the Annual General Meeting. The Remuneration Committee therefore wishes to renew the ESOS for a further period of 10 years. It will be renewed on the basis that Executive Directors and Senior Executives participating in the LTIP and EBP will continue to be ineligible to participate in the annual earnings-linked awards.

Instead of the current limit on individual allocations of four times earnings over a 10 year period as at present, the Remuneration Committee wishes to amend the ESOS to provide for a new annual limit of two times earnings. However, the annual awards will continue to be linked to earnings on a similar basis as at present so that only those in excess of, currently, £120,000 salary could receive the maximum award of two times salary. The majority of participants receive allocations of much smaller multiples of salary.

Annual awards would continue to be subject to a performance target which is intended to align the interests of employees to shareholders. As in previous years, the test which will be applied will be a growth in earnings per share of at least 3% per annum over the rate of increase in the retail prices index over the performance period.

In line with the approval obtained from shareholders at the 2000 Annual General Meeting, options will be exercisable over a phased period of years. In future, no part of an option will be capable of exercise earlier than 2 years from the date of grant rather than the period of 1 year as originally approved by shareholders in 2000. It is envisaged that the phasing of exercise dates adopted in recent years will be maintained allowing 33% of the option to be exercisable if the performance target is satisfied after two years, 66% of the option if the performance target is satisfied after three years and 100% if the performance target is satisfied after 4 years. Retesting will therefore be allowed on up to 66% of an allocation on one occasion and up to 33% on two occasions. Once vested, options will be exercisable for up to 10 years after grant if the participant remains in employment. The opportunity will also be taken to make certain administrative changes. New joiners who start employment too late in any year to receive the annual award will be able to receive a late award on a similar basis to other employees participating in that year. Discretions to allow the exercise of options where executives leave will be exercised by the Remuneration Committee, Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) in certain cases.

If the participant leaves employment through retirement in accordance with the terms of his contract of employment, through early retirement by agreement with his employer, or any other reason, a percentage of the option may be exercised at the discretion of the Remuneration Committee, CEO or CFO (as appropriate) depending on the performance conditions attained. If the option is to be exercised before the full vesting period has elapsed then the performance conditions attained to the date of cessation of employment shall be taken into consideration when deciding what proportion of the option should become exercisable.

The Remuneration Committee will have the flexibility to alter the terms of the annual awards but will only do so in a manner which involves comparable performance targets and vesting terms although in future the performance targets will need to be satisfied on a pro rata basis on a takeover. The Remuneration Committee will take any necessary steps to discuss any proposed changes to the performance targets and vesting arrangements with shareholders, and full disclosure of any changes will be made in the annual Report on Directors’ Remuneration.

It is intended that the ESOS will also allow for non-performance related all employee grants similar to the Millennium Award of 500 shares under option made to all employees in 2000.

A Resolution for the renewal of the ESOS is set out as Resolution 17 in the Notice of Annual General Meeting. The Resolution includes a power to establish further schemes for overseas employees based on the ESOS modified to take account of local tax and securities laws but so that all shares allocated under the further schemes count against the limits in the ESOS.

Notes

(i)	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company (the ‘Register’) as at 6.00pm on 10 November 2004 (the ‘Specified Time’) shall be entitled to attend or vote at the Annual General Meeting (‘AGM’) in respect of the number of Ordinary Shares registered in their names at that time. Changes to entries on the Register for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, shareholders must have been entered on the Register at the time which is 48 hours before the time fixed for the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the Notice.

(ii)	Electronic proxies. You may, if you wish, appoint your proxy electronically at www.sharevote.co.uk. You will need your Reference Number, Card I.D. and Account Number (this is the series of 24 numbers printed under your name on the Proxy Form). Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service, Shareview, you can submit your Proxy Form at www.shareview.co.uk (click on ‘Company Meetings’). Full instructions are given on both websites. The proxy appointment and instructions should reach Lloyds TSB Registrars not less than 48 hours before the time appointed for the holding of the meeting or an adjourned meeting. Please note that any electronic communication found to contain a computer virus will not be accepted.

(iii)	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 12 November 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(iv)	Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Completion of the Proxy Form, or submission of an electronic appointment of proxy, for the AGM does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes.

(v)	Only the Independent Shareholders, and not News UK Nominees Limited, will be entitled to vote on Resolution 16 which will be taken on a poll.

Exhibit B

Exhibit C

RESOLUTIONS

2 To declare a final dividend

3 To elect Jeremy Darroch as a Director

4 To elect Nicholas Ferguson as a Director (Member of the Remuneration Committee)

5 To elect Andrew Higginson as a Director

6 To elect Lord Rothschild as a Director

7 To reappoint Jacques Nasser as a Director (Chairman of the Remuneration Committee)

8 To reappoint Gail Rebuck as a Director

9 To reappoint Arthur Siskind as a Director

12 To authorise the Directors to make EU political donations under the PPER Act 2000

13 To authorise the Directors to allot shares under Section 80 Companies Act 1985

14 To disapply statutory pre-emption rights (Special Resolution)

15 To authorise the Directors to make market purchases (Special Resolution)

16 To approve the waiving of the compulsory bid obligation in respect of market purchases under Rule 9 of the City Code on Takeovers & Mergers

18 To renew the British Sky Broadcasting Group Sharesave Scheme

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

X Votes must be indicated (x) in Black or Blue ink.

RESOLUTIONS

	FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD
1	☐	☐	☐	6	☐	☐	☐	11	☐	☐	☐	16	☐	☐	☐
2	☐	☐	☐	7	☐	☐	☐	12	☐	☐	☐	17	☐	☐	☐
3	☐	☐	☐	8	☐	☐	☐	13	☐	☐	☐	18	☐	☐	☐
4	☐	☐	☐	9	☐	☐	☐	14	☐	☐	☐				
5	☐	☐	☐	10	☐	☐	☐	15	☐	☐	☐				

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The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

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British Sky Broadcasting Group plc

Annual General Meeting

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on November 5, 2004)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of British Sky Broadcasting Group plc registered in the name of the undersigned on the books of the Depositary as of the close of business on October 6, 2004 at the Annual General Meeting of the members of British Sky Broadcasting Group plc to be held on November 12, 2004 in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specified resolutions should be indicated by an ÒXÓ in the appropriate box. The Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such OwnerÕs Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.